Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MentalHappy Inc
315 Montgomery Street, 10th Floor
San Francisco, CA 94104
MentalHappy.com

Up to $1,069,999.72 in Common Stock at $5.27
Minimum Target Amount: $9,997.19

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MentalHappy Inc
Address: 315 Montgomery Street, 10th Floor, San Francisco, CA 94104
State of Incorporation: DE
Date Incorporated: January 04, 2016

Terms:

Equity

Offering Minimum: $9,997.19 | 1,897 shares of Common Stock
Offering Maximum: $1,069,999.72 | 203,036 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.27
Minimum Investment Amount (per investor): $100.13

Voting Rights of Securities sold in this Offering

<u>Voting Proxy</u>. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

Time-Based:

Friends & Family:

Invest within the first 72 hours and receive 20% bonus shares with your investment.

Super Early Bird:

Invest within the first week and receive 15% bonus shares with your investment.

Early Bird:

Invest within the two weeks and receive 8% bonus shares with your investment.

Amount-Based:

Tier 1: $100+

Free membership for one year to MentalHappy Community.

Tier 2: $250+

Free membership for one year to MentalHappy Community for you and a friend + Tier 1 Perks.

Tier 3: $500+

MentalHappy T-shirt and a motivational note from CEO + Tier 2 Perks.

Tier 4: $1000+

A thank you Wellness Kit, that includes luxury holistic products for you and a friend, and a handwritten personal note from our CEO + Tier 3 Perks.

Tier 5: $2500+

Wellness Retreat Day with CEO, team, and other investors at this level + Tier 4 Perks.

Tier 6: $5000+

10% bonus shares + a phone call from CEO + Tier 5 Perks.

Tier 7: $10,000+

15% bonus shares + Private investor dinner in San Francisco, CA + Tier 6 Perks. Transportation not included.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

MentalHappy Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5.27/ share, you will receive and own 110 shares for $527.00 Fractional shares will not

be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

MentalHappy is a subscription-based online community and platform. We provide easy-to-understand, self-guided mental wellness support via video content, digital tool kits, peer-supported online groups and licensed professionals who offer online workshops and answer general questions.

Our goal is to share practical steps to help reduce stress, silence negative thoughts, increase self-awareness, grow confidence, and positively respond to life's challenges while providing peer-based compliance and professional support.

Members pay a flat monthly subscription fee of $15 for full access.

Competitors and Industry

The current competitive landscape includes traditional in-office therapist services who are licensed psychiatrists or psychologists. Teletherapy phone-based therapy services such as TalkSpace or Betterhelp, and self-care apps such as Calm and Headspace, or during a mental health crisis, a strong competitor is hospital emergency rooms. Our closest competitor is The Mighty; an online community for those looking to connect with others with similar mental health disorders.

The problem with current Meditation Apps (Calm, Headspace, etc.) is that they have low compliance and retention and no additional value. Our second closet competitors Tele-therapy (Talkspace, BetterHelp) lack community and no incentives for quality providers. Traditional therapy services are expensive and not easily accessible to people of all socio-economic backgrounds.

MentalHappy offers community, real connection, and practical tools. Our services provide our members with a more well-rounded approach to learning skills to support their emotional well-being in times of crisis and their day-to-day.

Current Stage and Roadmap

MentalHappy is currently in the working product stage, which means people can sign-up and pay a monthly subscription and join the MentalHappy community.

MentalHappy Members have access to digital toolkits, video content, and online peer groups. Additionally, members can ask community instructors (who are also licensed professionals) general questions.

We have existing customer relationships with over 30 companies who offer our services to their employees in need. We are in the process of solidifying a partnership deal with Angle Health who plans to include our products as a covered benefit in the future Angel health insurance plans. Additionally, we are a proud research sponsor of the Global Wellness Institute, a wellness industry leader.

In the next two years, we will continue to expand our member growth by offering the MentalHappy platform and community in different languages. Spanish will be the following language we offer.

The Team

Officers and Directors

Name: Tamar Lucien Blue

Tamar Lucien Blue's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: January 04, 2016 - Present
  Responsibilities: The CEO role is to set strategy and direction of the company, Building and leading executive and support team, allocating capital to the company's priorities, modeling and setting a the company's culture, values and behavior, working closely with technical and design team on features for the website. Tamar Lucien, a shareholder, works as CEO and has been paid very limited amounts given her participation. CEO Salary for 2019 was $12,465.00.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the wellness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to 1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the

Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform and related product for self development and mental illness prevention. Our revenues are therefore dependent upon the market for such community.

We may never have an operational product or service
It is possible that there may never be an operational MentalHappy Community or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our MentalHappy platform. Delays or cost overruns in the development of our telemedicine service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
MentalHappy was formed on January 4th, 2016 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MentalHappy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MentalHappy is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MentalHapppy or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MentalHappy could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tamar Lucien Blue	550,000	Common Stock	48.29

The Company's Securities

The Company has authorized SAFE, Convertible Note, Preferred Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 203,036 of Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $193,556.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: The note converts upon an acquisition, sale, or a Seed Round of Financing of $1.5M.

Material Rights

There are no material rights associated with SAFE.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $30,000.00
Maturity Date: March 25, 2018
Interest Rate: 5.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: The Convertible Note will convert at a Seed Round of Financing of $1.5M.

Material Rights

There are no material rights associated with Convertible Note.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

Common Stock

The amount of security authorized is 8,000,000 with a total of 1,138,848 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

Voting Rights of Securities sold in this Offering

<u>Voting Proxy</u>. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering

may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $193,556.00
  Use of proceeds: Working capital, web development and customer acquistion
  Date: June 01, 2018
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018 and December 31, 2017

Revenue:

Revenue for fiscal year 2019 was $38,219 which was up from 2018 of $26,021 due to increased marketing. This was an increase in Revenue of 47%. Prior to that, revenue had decreased from 2017 to 2018 by 31% due to company relocation.

Cost of sales:

Cost of sales in 2017 was $26,542 and costs went up in 2018 to $32,235. In 2019, cost of sales nearly doubled to $61,539. While the cost of direct materials has been about 25%-40% of sales, the cost of sales in total increased in 2018 and 2019 often due to an investment in labor to generate new processes for launching greater growth.

Gross margins:

2018 gross profit decreased to ($6,214) from 2017 gross profit of $11,297 due to company relocation. For 2019 gross profit was ($23,320) due to halting production of a former physical product.

Expenses:

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Expenses in 2017 were $24,642 and increased in 2018 to $92,892. Then in 2019, expenses increased to $111,718. While labor costs were kept to a minimum of 12% to 30%, facilities costs grew as we explored growing the delivery of products, to 40% of expenses.

Historical results and cash flows:

MentalHappy cash flow in the past was solely based on corporate and consumer sales

from our previous product, wellness kits (Cheerbox). Cash flow in the future will be based on new revenue channel and product offering; monthly membership due from The MentalHappy community. We do expect to grow into some new areas such as expanding our efforts of acquiring new member-customers and partnerships for larger product distribution.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

MentalHappy is currently operational without additional funding at a very minimal capacity. The funds to be raised are critical to our operation. The company has a loan of credit with Stripe Capital for the amount of $7,000.00 and access to a shareholder loan of $10,000.00. Additionally, we've already closed and received $25,981.00.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are criticial to the growth of operations and technological development. We do have access to a sharehold loan of $10K.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company is currently operational on a very minimal level. The funds to be raised are critical in us being abel to offer additional mental health services by licensed professionals, expanding the technological development of our platform and aquiring more new members through marketing efforts.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum $10,000 raise , it would not support to the Company in its plan or provide additional run way.

With $250,000.00, we will be operational for 6 to 7 months post our raise. The expenses will be simply limited to customer/user acquistion via large employers.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funding goal of $1.07M will enable our company to be fully operational

for 21 months. The funds will allow us to focus on app development for telemedicine services, customer acquisition, and corporate partnerships with healthcare insurance providers.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

A future plan is to raise of $1M from Angel investors within our Y combinator network and a line of credit of $150K from Silicon Valley bank after we close our targeted seed round of $1.07M on StartEngine.

Indebtedness

- **Creditor:** Stripe Capital
  Amount Owed: $4,146.50
  Interest Rate: 18.4%
  Maturity Date: August 20, 2021

- **Creditor:** The Mill Fund I, LLC
  Amount Owed: $30,000.00
  Interest Rate: 5.0%
  Maturity Date: March 25, 2018
  The holders have not exercised the option to collect the note or convert into common stock. The loan remains outstanding as of Dec. 31, 2019.

- **Creditor:** Various Investors
  Amount Owed: $193,556.00
  Interest Rate: 0.0%
  Convertible to Preferred Stock of the Company based on different conversion triggers.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,001,728.96

Valuation Details:

MentalHappy's $6M pre-money valuation is calculated based on three key factors.

First, we are backed by very notable and professional investors; Y-Combinator, Michael Sibel (CEO of Y-combinator and former CEO of Twitch), Holly Liu, co-founder Kabam and The Mill fund (funded by Tony Hsieh, CEO of Zappos).

Second, our closest competitor, The Mighty, raised $2.5M for their seed round in 2015. The Mighty has valuable assets of a member-based community and provides online peer support groups similar to MentalHappy. However, The Mightly is more of a social media site for mental health, while MentalHappy is health solutions focused. MentalHappy's competitive advantage is that we have a monthly subscription-based business model, and The Mighty does not appear to yet have a business model. Additionally, we offer our members science-backed tools to help support mental well being. We've discounted our valuation at seed stage round compared to The MIghty's as it is a later stage company.

Lastly, we are research sponsor of wellness industry leaders, The Global Wellness Insitute (GWI), and their Mental Health Initiative. GWI is the authority on valuable research information for the $4.5T wellness industry. This research partnership allows MentalHappy access to leading-edge market and mental health information to build better solutions for our members. This sponsorship with GWI also helps validate the future potential value of the anonymized data that MentalHappy can aggregate and further expands our future TAM.

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.19 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Tech Development*
  25.0%
  With your investment we are further developing our technology for improved UI/UX, security and privacy. Additionally, we will use the funds to stream-line the user on-boarding application process.

- *Operations*
  71.5%
  We are executing on an aggressive enterprise acquisition strategy including securing partnerships with heath insurance and care providers for access to larger customer distribution channels.

If we raise the over allotment amount of $1,069,999.72, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Tech Development*
  90.0%
  With your investment we are further developing our technology for improved UI/UX, security and privacy. Additionally, we will use the funds to stream-line the user on-boarding application process. With the maximum funding goal reached we will also further technical gamification to continuously improve user engagement.

- *Research & Development*
  6.5%
  With your investment we are further developing our technology for improved UI/UX, security and privacy. Additionally, we are executing on an aggressive enterprise acquisition strategy including securing partnerships with heath insurance and care providers for access to larger customer distribution channels . Finally, we are bringing our health experts team on board full time. All of these will help us expand access to mental heath resources for everyone.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at MentalHappy.com (A section on MentalHappy.com will be provided for its annual reports.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mentalhappy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MentalHappy Inc

[See attached]

MENTALHAPPY INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
MentalHappy Inc
San Francisco, California

We have reviewed the accompanying financial statements of MentalHappy, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 16, 2020
Los Angeles, California

MENTALHAPPY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	2,436	$	131,711
Accounts receivable—net		-		879
Inventories		2,315		-
Total current assets		**4,752**		**132,590**
Other assets		-		5,003
Total assets	**$**	**4,752**	**$**	**137,593**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	6,624	$	6,774
Credit Card		7,876		9,089
Accrued interest, convertible note		6,285		4,502
Convertible note		30,000		30,000
Loan		4,411		-
Total current liabilities		**55,195**		**50,365**
SAFEs Note		193,556		193,556
Total liabilities		**248,751**		**243,921**
STOCKHOLDERS' EQUITY				
Common Stock		114		114
Additional Paid In Capital		45,956		45,786
Retained earnings/(Accumulated Deficit)		(290,069)		(152,228)
Total stockholders' equity		**(243,999)**		**(106,328)**
Total liabilities and stockholders' equity	**$**	**4,752**	**$**	**137,593**

See accompanying notes to financial statements.

MENTALHAPPY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	38,219	$	26,022
Cost of goods sold		61,540		32,236
Gross profit		(23,321)		(6,214)
Operating expenses				
General and administrative		84,635		71,040
Research and development		-		-
Sales and marketing		27,084		21,853
Total operating expenses		111,719		92,893
Operating income/(loss)		(135,039)		(99,107)
Interest expense		2,802		1,990
Other Loss/(Income)		(1)		(1,200)
Income/(Loss) before provision for income taxes		(137,841)		(99,897)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(137,841)	$	(99,897)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2019 and

(in thousands, $US)	Common Stock		Additional Paid-in Capital		Accumulated Deficit		Total Members' Equity	
	Shares	Amount						
Balance—December 31, 2017	1,138,848	$ 114	$	19,342	$	(52,332)	$	(32,876)
Capital Dividend	-	-		26,444		-		26,444
Net income/(loss)	-	-		-		(99,897)		(99,897)
Balance—December 31, 2018	1,138,848	$ 114	$	45,786	$	(152,228)		(106,328)
Capital Dividend	-	-		170		-		170
Net income/(loss)	-	-		-		(137,841)		(137,841)
Balance—December 31, 2019	1,138,848	$ 114	$	45,956	$	(290,069)	$	(243,999)

See accompanying notes to financial statements.

MENTALHAPPY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(137,841)	$	(99,897)
Changes in operating assets and liabilities:				
Accounts receivable		879		5,718
Inventory		(2,315)		-
Other Assets		5,003		(5,003)
Account Payables		(150)		150
Credit Cards		(1,213)		8,014
Accrued interest		1,783		1,695
Net cash provided/(used) by operating activities		**(133,854)**		**(89,323)**
CASH FLOW FROM FINANCING ACTIVITIES				
Short term loans		4,411		-
Convertible note		-		-
SAFEs Note		-		193,556
Capital Dividend		170		26,444
Net cash provided/(used) by financing activities		**4,580**		**220,000**
Change in cash		(129,274)		130,677
Cash—beginning of year		131,711		1,034
Cash—end of year	$	**2,436**	$	**131,711**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

MentalHappy, Inc. was formed on January 4th, 2016 ("Inception") in the State of Delaware. The financial statements of MentalHappy, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters is located in the San Francisco, California.

We teach people practical steps to help them reduce stress, silence negative thoughts, increase self-awareness, grow confidence, and positively respond to their life's challenges. Mentally Happy helps people on their healing journey build a positive mindset and emotional state through tools and social support.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the average cost method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

MentalHappy, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues from the sale of our services and goods when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 16, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i)

MENTALHAPPY INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Finished Goods	$ 2,315	$ -
Total Inventories	**$ 2,315**	**$ -**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other assets consist of the following items:

As of Year Ended December 31,	2019	2018
Other Assets consist of:		
Security deposits	$ -	$ 5,003
Total Other Assets	**$ -**	**$ 5,003**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized the issuance of 8,000,000 shares of our common stock with $0.0001 par value. As of December 31, 2017, the company has issued 1,138,848 shares of common stock for a value of $114. As of December 31, 2019, and December 31, 2018, the outstanding balances of common shares were 1,138,848 and 1,138,848 respectively.

Preferred Stock

We have authorized the issuance of 2,000,000 shares of our common stock with $0.0001 par value. No preferred shares have been issued and outstanding as of December 31, 2019.

6.   DEBT

Convertible Notes

On March 24, 2016, the Company entered into a convertible note agreement with The Mill Fund I, LLC for total principal of $30,000. The instrument carries an interest rate of 5% and was to mature after the second anniversary of the issue date; however, the maturity date was postponed. The outstanding balance of the note as of December 31, 2019 and 2018 is in the amount of $30,000 and $30,000 respectively. As of December 31, 2019, and 2018, accrued interest in the amount of $6,285 and $4,502 was classified as short term liabilities.

SAFEs Note

From 2018 to 2019, the company received money from investors in the form of SAFEs notes that will later be converted into Preferred Stock. No conversion date has been set. As of December 31, 2019, and December 31, 2018, the outstanding principal amount of SAFE was $193,556 and $193,556 respectively. None of SAFEs were converted to Preferred Stock as of December 31, 2019 and December 31, 2018.

Stripe Loan

On August 29, 2019, the company received a loan in the amount of $7,000 from Stripe. The loan has an interest rate of 18.4% and does not have a maturity date. As of December 31, 2019, the outstanding balance of this loan was in the amount of $4,411.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (41,132)	$ (30,201)
Valuation Allowance	41,132	30,201
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (75,125)	$ (33,993)
Valuation Allowance	75,125	33,993
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $260,069. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31,2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

MENTALHAPPY INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

8.   RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On May 25, 2018, the company entered a month to month subletting lease agreement with Zeus for a monthly based rent of $4,973.48. The lease commenced on June 4, 2018 and ended March 10, 2019.

On November 30, 2018, the company entered a lease agreement with Harmon Business Center for an office space. The lease is in the monthly amount of $725. The lease started on December 14, 2018 and ended on December 31, 2019.

The subletting lease agreement was renewed on January 14, 2019. The new lease commenced on February 10, 2019 and May 10, 2019. The base monthly rent was in the amount of $3,793.

Rent expense as of December 31, 2019 and December 31, 2018 was $38,305.5 and $34,557.76 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 16, 2020, the date the financial statements were available to be issued.

On June 12, 2020, one of the company's majority shareholder surrendered and forfeited 220,312 shares of common stock, par value $0.0001 per share, of the company for no consideration.

The company is currently raising funds on StartEngine Capital, LLC crowdfunding platform.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has accumulated deficit of $290,069 as of December 31, 2019 and has limited liquid assets with just $2,436 in cash as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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MentalHappy Inc

Creating a better world of mental health





MentalHappy
more than just a community

$106,986 raised

328 Investors	62 Days Left
$5.27 Price per Share	$6M Valuation
Equity Offering Type	$100.13 Min. Investment

INVEST NOW

Website · San Francisco, CA · HEALTH TECH

This Offering is eligible for the StartEngine Owner's 10% Bonus

MentalHappy is an online community that serves people looking to find practical tools and support for their mental health.

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates [11] | Comments | Follow



Reasons to Invest

- MentalHappy is a Y Combinator backed company
- Global Telemedicine Market is expected to reach USD 148.32 billion by 2025
- Mental health is a critical component of your overall health and physical wellness

---

"We are bringing a scientifically proven solution to a Trillion Dollar crisis."

Source

Bonus Rewards

Get rewarded for investing more into MentalHappy Inc

$100+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

$100+

THE PROBLEM

Our society is ill-equipped to handle emotional turmoil and mental illness

Very few people are raised with adequate tools and resources to combat mental illness, anxiety, and depression. Despite years of research proving the value of talk therapy and social support among other treatments for mental illness, there is still a stigma surrounding traditional therapy.

In addition, the healthcare system in our country is so convoluted and expensive to manage that many of us are simply unable to find the help we need. Untreated mental illness costs the US Healthcare system around $300 billion annually. Not to mention the interference with daily activities such as job performance, school work, and our personal relationships.

> ~1 Billion people
> suffer from mental illness

Source

THE SOLUTION

An Online Community that offers the tools and assistance missing from our world

We provide a secure place for sharing that is designed to assist people on their healing journey by helping build a positive mindset and alleviate their inner turmoil.



$100+
Investment
Tier 1
Free membership for one year to MentalHappy Community.

$250+
Investment
Tier 2
Free membership for one year to MentalHappy Community for you a
friend + Tier 1 Perks.

$500+
Investment
Tier 3
MentalHappy T-shirt and a motiva
note from CEO + Tier 2 Perks.

$1,000+
Investment
Tier 4
A thank you Wellness Kit, that inclu
luxury holistic products for you an
friend, and a handwritten persona
from our CEO + Tier 3 Perks.

$2,500+
Investment
Tier 5
Wellness Retreat Day with CEO, te
and other investors at this level +
Perks.

$5,000+
Investment
Tier 6
10% bonus shares and a phone ca
our CEO + Tier 5 Perks.



Mental Happy
life skills for your
emotional well-being

$10,000+

Investment

Tier 7

15% bonus shares and private inv
dinner in San Francisco, CA + Tier
Perks. Transportation not includec

We also offer digital toolkits with guided content for self-coping and self-relief, as well as access to licensed professionals for online coaching.

With actionable life plans, motivational messages, community access for social support, and lower premiums we are striving to make mental healthcare an accessible and stigma-free reality for everyone.



A Safe Space

a judgement and stigma-free place where every human is welcomed



Positive Motivation

recieve daily messages and practices to keep you feeling encouraged



Human Connection

grow mentally and spiritually through our world-wide community activities



Y Combinator

backed team with expertise in a wide range of medical professions

THE MARKET

Mental illness does not discriminate

The market for those who need assistance with their mental health is quite vast. Worldwide projections claim that the preventative healthcare market will reach $240B by 2025. The global telemedicine market size is valued at USD 40.11 billion

in 2018 and projected to grow at a CAGR of 20.54% for the ensuing years.

It's important to note that these projections were made before the COVID-19 pandemic and the resulting mass migration to telemedicine (as well as the spike in need for mental wellness tools).



Preventative Healthcare Market	Global Telemedicine Market
$240B	$40.11B
by 2025	in 2018

OUR TRACTION

Built key partnerships across market segments

We have a letter of intent with Angle Health and a customer relationship with Devoted Health l.

We also have existing relationships with over 30 employers (Who have agreed to offer our product to their employees) such as SAP Concur, Boston Scientific, and eBay.



30+ corporate partnerships	SAP Concur, ebay, Boston Scientific

Leveraging those partnerships, as well as our proud sponsorship to the Global Wellness Institute (GWI), we project that we will be able to kickstart our community with 100K+ early adopters.



Proud Research Sponsor
to the

GLOBAL WELLNESS
INSTITUTE ™

EMPOWERING WELLNESS WORLDWIDE

 With these partnerships we project that we will be able to kickstart our community with

100K+

early adopters

WHAT WE DO

A new way forward for mental health support

The most important factor for increasing mental well-being is creating better habits, a more optimistic outlook, and tools to handle life's trials and tribulations. We teach people practical steps to enable them to deal with stress, fight negative thoughts, as well as promote self-awareness and confidence. And we hone in on the significant positive impact of social support.

We help people on their healing journey.



Our mission is to help humans
improve mental well-being and find happiness within
themselves and their organizations



THE BUSINESS MODEL

Subscription model

We monetize with a simple subscription model that charges individuals and employers $15/person each month. Additionally, we partner with Health Insurance providers to provide our services to their member-customers.

MentalHappy

$15/month

subscription fee

HOW WE ARE DIFFERENT

Our best asset is our humanity

Apps and plans can only go so far. Most apps seek to maximize usership while limiting human interaction.

We combine human connection with practical tools that emphasize the massively

helpful nature of connection and social support, resulting in powerful effects on mental health.

We combine
human connection


MentalHappy
Peer Emotional Support
CREATE NEW POST
All posts
Taylor Bernstein
Alone after a breakup!
Amy Patterson
Welcome to Peer Emotional Support
Peer Emotional Support
MacBook

with
practical tools


MentalHappy
P1: Gratitude Practice
MentalHappy
Life Skills for Emotional Well-Being
MacBook

THE VISION

We want to be at the forefront of the wellness market

With the confluence of telemedicine's rise and the larger society's increased emphasis on mental health, apps like ours will be the future.

We offer the most humanity-focused approach. We're rising above the field and plan to become the leader of the Holistic Care sector of the wellness market in the next five years, starting from our partnerships with large employers and insurance companies.

> " We're rising above the field to become the leader of the Holistic Care sector of the wellness market in the next five years

Wellness professionals driven to heal people





Amy Leo
Chief Positive Psychologist

Tamar Lucien Blue
Founder and Chief Executive Officer

Amy Leo - Chief Positive Psychologist

Amy is a featured expert writer, published author, and speaker across various platforms such as ABC, Huffington Post, Amazon.com, Marriage.com, and Elephant Journal. She has over 15 years of experience as a therapist with a keen focus on positive psychology. She worked with individuals, couples, and leaders all over the world, teaching them how to make their minds work for them instead of against them. The core result of her work is that her clients experience resilience and clarity of mind that they use to guide their decisions as they deal with real-world challenges such as stress, loneliness, depression, separation, loss,

with real-world challenges such as stress, loneliness, depression, separation, loss, and injury/illness. Amy is also an alum of the prestigious Johns Hopkins University where she received her degree in psychology.

Tamar Lucien Blue - Founder and Chief Executive Officer

Tamar is a Y Combinator Alum and a second-time founder. She has over seven years of experience in people operations and recruiting (helped 6x company revenue during the 2006 recession). In 2015, she successfully developed and sold and shipped over 10k curated wellness kits for over 200 employers to help them support employee emotional well-being. Tamar's personal experience with finding effective therapies for her generalized anxiety fuel her passion for helping people live more fulfilled lives through the MentalHappy platform. Tamar's work with MentalHappy has appeared in major publications such as Reader's Digest, TechCrunch, Silicon Valley Business Journal, Creative Mornings, and the CIPA award-winning book "Impact Founder: Inspirational Stories of Entrepreneurs Who Risk Everything for What They Believe". Tamar earned her MBA after graduating from Florida State University with a dual degree in Sociology and Economics.

We also have a team of psychologists, medical professionals from five different medical backgrounds, certified life coaches, and peer mentors allows us to operate a top-flight holistic offering.

WHY INVEST

What could be better than healing people?

We have a mental health crisis that represents the largest shift in medical spending. Investing in our company will give you a chance to be part of one of the greatest market shifts of our times for not only society, but for yourself, and your loved ones during their time of need.

> ❝
> Investing in our company will give you a chance to be part of one of the greatest market shifts of our times for not only society, but yourself and your loved ones





In the Press

  

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Meet Our Team



Tamar Lucien Blue

Founder & CEO

Tamar is a Y Combinator Alum and a second-time founder. She has over seven years of experience in people operations and recruiting (helped 6x company revenue during the 2006 recession). In 2015, she successfully developed and sold and shipped over 10k curated wellness kits for over 200

employers to help them support employee emotional well-being. Tamar's personal experience with finding effective therapies for her generalized anxiety fuel her passion for helping people live more fulfilled lives through the MentalHappy platform. Tamar's work with MentalHappy has appeared in major publications such as Reader's Digest, TechCrunch, Silicon Valley Business Journal, Creative Mornings, and the CIPA award-winning book "Impact Founder: Inspirational Stories of Entrepreneurs Who Risk Everything for What They Believe. Tamar earned her MBA after graduating from Florida State University with a dual degree in Sociology and Economics.





Amy Patterson

Chief Psychologist

Amy is a featured expert writer, published author, and speaker across various platforms such as: ABC, Huffington Post, Amazon.com, Marriage.com, and Elephant Journal. She has over 15 years of experience as a therapist with a keen focus on positive psychology. Amy is also an alum of the prestigious St. John University.



Offering Summary

Company :	MentalHappy Inc
Corporate Address :	315 Montgomery Street, 10th Floor, San Francisco, CA 94104
Offering Minimum :	$9,997.19
Offering Maximum :	$1,069,999.72
Minimum Investment Amount (per investor) :	$100.13

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,897

Maximum Number of Shares Offered : 203,036

Price per Share : $5.27

Pre-Money Valuation : $6,001,728.96

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Friends & Family:

Invest within the first 72 hours and receive 20% bonus shares with your investment.

Super Early Bird:

Invest within the first week and receive 15% bonus shares with your investment.

Early Bird:

Invest within the two weeks and receive 8% bonus shares with your investment.

Amount-Based:

Tier 1: $100+

Free membership for one year to MentalHappy Community.

Tier 2: $250+

Free membership for one year to MentalHappy Community for you and a friend + Tier 1 Perks.

Tier 3: $500+

MentalHappy T-shirt and a motivational note from CEO + Tier 2 Perks.

Tier 4: $1000+

A thank you Wellness Kit, that includes luxury holistic products for you and a friend, and a handwritten personal note from our CEO + Tier 3 Perks.

Tier 5: $2500+

Wellness Retreat Day with CEO, team, and other investors at this level + Tier 4 Perks.

Tier 6: $5000+

10% bonus shares + a phone call from CEO + Tier 5 Perks.

Tier 7: $10,000+

15% bonus shares + Private investor dinner in San Francisco, CA + Tier 6 Perks. Transportation not included.

*All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

MentalHappy Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5.27/ share, you will receive and own 110 shares for $527.00 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not

an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

OVERSUBSCRIBED 11 Days Early!! WE DID IT THANKS TO YOU!!

7 days ago

THANK YOU ALL SO MUCH! **YOU DID IT!**

Our **Founder & CEO, Tamar Blue** shares a special message and next steps. Watch now.



Didn't invest? Join our waitlist for a possible opportunity in the future.

Interested in *MentalHappy Community* join our waitlist at MentalHappy.com

PS - Thank you for your patience as we pause to respond to all the inbound demand.

Notice of Funds Disbursement

11 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, MentalHappy Inc has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in MentalHappy Inc be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Michael Seibel has over $1 Billion in successful company exits! He is CEO of Y Combinator and MentalHappy INVESTOR! (Watch Video)

13 days ago

Michael Seibel is the CEO of Y Combinator (YC). Michael was also the co-founder of Justin.TV, which later became Twitch.

Y Combinator is an early investor in companies you know and love, such as Airbnb, DoorDash, Dropbox, Reddit, WedFlow...just, to name a few and now MentalHappy!

In this short video, Michael Seibel, explains ***why he invested personally in MentalHappy*** and ***why he believes our CEO, Tamar Blue, is an unstoppable force!***

Watch Now:


Michael Seibel, CEO of YC Shares Why He Invested Personally in MentalHappy
from MentalHappy
Michael Seibel,
CEO of YC
vimeo

For full 5 minute video: Click Here

Invite your friends and Family to Change the World With Us:

Share on LinkedIn Page - Share this post on your LinkedIn Page

Facebook Post - Share this post on your Facebook Page

Twitter Page - ReTweet This Post on your Twitter Page

StartEngine Page - startengine.com/MentalHappy

Over 160 Amazing Humans Said, Yes I'll Invest!

28 days ago

Hey Everyone,

We could not have imagined the outpouring of support on social media, the comments about the critical need for the MentalHappy services, and the overall success of the investment campaign thus far!

According to this story in Washington Post - **A Third of Americans a now showing signs of Clinical Depression and Anxiety** *based on data from the recent U.S. Census Bureau*. Yikes! That 's roughly 126M humans in the U.S.

This fact only fuels our passion to push harder!!

Over 160 of you amazing humans have already taken an important first step to changing the world! As a collective voice, there is no limit to what we are going to accomplish.

Followers - **Are you an amazing human too? (of course YOU are!!)**

Join us in making a positive global impact!

Notice of Funds Disbursement

29 days ago

Hello!

As you might know, MentalHappy Inc has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in MentalHappy Inc be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Wow!! Next Stop...We're hoping to reach Over $100,000!!

about 1 month ago

The momentum is unbelievable, EVERY DAY we add NEW Investors and RAISE MORE CAPITAL! We're building something amazing and WE ARE STRIVING to become a global leader in holistic healthcare and mental well-being.

And more great news! Our membership in the MentalHappy community is also growing with new members daily!

If you haven't already we hope you will invest soon and join our mission.

We are just a little over $40K away from our initial goal! Let's get there FASTER and TOGETHER!

Ways to spread the help spread the word:

LinkedIn page - Share this post on your LinkedIn Page

Facebook Post - Share this post on your Facebook Page

Twitter Page - ReTweet This Post on your Twitter Page

StartEngine Page - startengine.com/MentalHappy

Community: https://www.mentalhappy.com/

Allyship and Action Plus Free Mental Health Resources

about 2 months ago

At MentalHappy, we refer to our members, investors, and supporters as *Humans*. We adopted the name *Humans* for our tribe because we strive to end mental health stigma while honoring what makes us all uniquely human in whatever color or background of individuals. I believe what also makes us uniquely human is our ability to show empathy and change.

The past week has brought the world's attention to racial injustice and police brutality in the United States. Tragically, this is nothing new. For over 400 years, systemic racism against the Black Community has persisted, infecting every institution. Therefore, eradicating racism will require collective reflection, action, and empathy of all human beings, of all backgrounds and color.

I also believe that the work we are doing at MentalHappy in helping individuals and organizations focus on their emotional well-being contributes more compassion, empathy, and positivity towards others.

If you're asking yourself, **"What can I do?"**

Our New blog on Allyship and Free Resources is live now with free resources to educate yourself, support racial justice causes, and provide a free mental health guide from MentalHappy.

To our current allies and investors. Thank YOU so much for the vital work you are doing with us! You are truly extraordinary human beings.

To our followers, and those who are interested, I hope you will join MentalHappy as an investor and an ally.

With gratitude,

Tamar Blue

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, MentalHappy Inc has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in MentalHappy Inc be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

MentalHappy Named Investment Deal to Watch by KingsCrowd!

about 2 months ago

AMAZING! KingsCrowd just named **MentalHappy** the deal to watch! We are very honored for this feature! But don't just watch! Invest and join us in creating a better world of mental health for you and those who matter most to you. Thank you to all of our investors!


MentalHappy "is creating a comprehensive online platform and community focused on fostering happiness and connection..."
People-first mental health resources in today's Deal to Watch~
Deal to Watch: Building an Online Community for Mental Health - Kingscrowd
kingscrowd.com • 5 min read

Meet Amy: Chief Psychologist at MentalHappy

about 2 months ago

Hello to our AWESOME investors and supporters! (and future investors;)

Today, I am so excited to introduce **Chief Psychologist at MentalHappy, Amy Leo**. In this video, Amy and I dive deeper into the details of the work and progress we are making at MentalHappy. And she also has some easy life-changing tips to support your well-being during these uncertain times.

Please Note: We now have 61 amazing investors (and counting)!! When we recorded this video, we were at 55. YOU are ALL game- changers! THANK YOU for being on this journey with us during such a critical time when empathy and emotional health are needed now more than ever.


Meet Amy
from MentalHappy



Ways to spread the help spread the word & join community:

LinkedIn page - https://www.linkedin.com/company/mentalhappy

Facebook Page - https://www.facebook.com/MentalHappyHumans/

Twitter Page - https://twitter.com/MentalHappy

StartEngine Page - startengine.com/MentalHappy

Community: https://www.mentalhappy.com/

With gratitude,
Tamar - Founder

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Selvin Rosales   `4 INVESTMENTS`   `INVESTED`   7 days ago
Hello Team,

I'm happy to say that I was one of the first 100 Investors and I'm happy to be part of an organization that knows what is the best way to reach out to people that have difficulties expressing themselves with another person. The military really needs this program!

Thank you,
Selvin (Investor)

> **Tamar Lucien**   - MentalHappy Inc   7 days ago
> Thank you Selvin!!

Amber Topsy `SE OWNER` `11 INVESTMENTS` `INVESTED` 7 days ago
Hey Tamar,

My funds are now "invested" and I was wondering when will I receive the information to start using my 1-year Free membership of the MentalHappy community? :-)

Please advise,

Amber (Investor)

> **Tamar Lucien** **- MentalHappy Inc** 7 days ago
> Hi Amber! Yes! please hold tight! You will be notified with onboarding information. We are working quickly to lift the waitlist for new community members. All investors are at top of waitlist:)

Raymond Brown `3 INVESTMENTS` `INVESTED` 8 days ago
Yup I sure did ! I hope I'm next in line on the waiting list .

> **Tamar Lucien** **- MentalHappy Inc** 8 days ago
> Amazing Raymond! Stay tuned! We appreciate your patience!

Raymond Brown `3 INVESTMENTS` `INVESTED` 8 days ago
Hello team will you be extending the round and invest size ??? 😩

> **Tamar Lucien** **- MentalHappy Inc** 8 days ago
> Hi Raymond! Hope your day is going great. We've been hit with so much investor inbound 🫣 so we are exploring options. Please join the waitlist so you can be top of list!

Judah Greenberg `SE OWNER` `11 INVESTMENTS` a month ago
Forgive me i think I accidentally reported your comment as inappropriate.

In my prior question I wanted to know what items in my list were options that would be provided on your website?

> **Tamar Lucien** **- MentalHappy Inc** a month ago
> Oh okay, no worries! I appreciate you checking us out so late last night. Thank you. Currently, we offer free educational videos (15-20 minute e-course) so that people can learn valuable life skills without feeling like it's heavy school work, private peer group therapy moderator by our community managers, and live workshops by our expert team of licensed mental health professionals and downloadable articles. Over 80% of members join because they are experiencing anxiety or depression triggered by a traumatic life event such as illness, injury, loss, or breakup. We like to think of the MentalHappy community as the "AA groups" for mental health support. Anything related to suicide prevention or domestic abuse we outsource to our partners who specialize more in crisis response.
>
> personal side note: I worked for a Mrs. Greenberg after school while I was in middle school. I would help with small errands and technical tasks. She always told the BEST stories and gave a strong understanding of business early on. Seeing your last know brought back a very fond memory of her.
>
> Thanks for your consideration. Let us know if you have any other questions.

Judah Greenberg `SE OWNER` `11 INVESTMENTS` a month ago
Which of the following will site users be able to access mental health products in the form of one on one therapy, group therapy, online chat with licensed therapists, referrals, educational videos, educational articles, private group discussion boards by topic (grief, OCD, infertility etc), links to additional support for domestic violence and suicide prevention.

> **Tamar Lucien** **- MentalHappy Inc** a month ago

Hi Judah, I am a little unclear about the statement above. How can I help? Or do you mind restating?

Darlene Wallace `SE OWNER` `24 INVESTMENTS` `INVESTED` a month ago
I just invested! I am so excited to see the great benefits that this company is going to provide for the community. I believe in the CEO's vision and happy to be a part of this family!

Tamar Lucien - **MentalHappy Inc** a month ago
Hey Darlene! Welcome! You are officially a part of our fam! Thank you so much for investing.

Selvin Rosales `4 INVESTMENTS` `INVESTED` a month ago
I'm happy to say that I was the 61st Investor when the campaign only had over 32k I can see that more people are starting to realize that Mental Happy has a good concept that can help Many Americans and we hope in the future that the program could be used world wide and in multiple languages.

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Investment opportunities posted and accessible through the site are of three types:



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Graphic: Mental Happy, Life Skills for Emotional Well-Being

Everyone wants to be healthy and happy.

To feel love, physically fit, accomplished, fulfilled, and well.

But the journey to wellness doesn't come with a map or a guidebook.

Here's what the journey looks like for most of us:

You go to school for most of your life to study math, science, art, and history.

Then after graduating, LIFE HAPPENS!

You're immediately hit with new stressors

You ride the emotional roller coaster of grief, break-ups, illness, injury, family life, and work stress.

By the time you're 30, it can feel like you didn't learn the necessary skills to support your emotional well-being.

The inability to navigate, or cope with life's changes can cause anxiety, negative thoughts, depression, and other serious health conditions.

This was my journey too.

Hi, I'm Tamar Blue founder and CEO of MentalHappy

MentalHappy was born out of my journey to overcome anxiety.

Talking about anxiety and depression or any momentary vulnerability is not easy - no one wants to talk about it for fear of being shamed, labeled, or even seen as weak.

But you are not alone!

Roughly 1 billion people – suffer from some kind of mental struggle. And in the US mental health-related issues cost more than $300 billion in lost productivity annually.

Our mission is to help young adults improve their mental well-being and find happiness within themselves.

(Visual: Show the online community where Taylor B is logging in) :

We created a safe online space for finding tools and social support for improving mental wellbeing. Tools include Self-guided training content for building resilience, Peer groups for positive encouragement, and licensed professionals who offer helpful tips and courses.

Traction:

We've already helped more than 100k people find a community of support and we've transformed many lives with our tools including our wellness kits.

Our tools and community are built by world-class health professionals.

Now more than ever people are speaking up about the importance of mental well being and the need for tools beyond apps. That's why Y-combinator backed our company and the CEO of Y-combinator, Michael Siebel, personally invested in our company.

Based on our knowledge, we believe we will face a pandemic level rising in mental health and overall health crisis. One way to help flatten this curve is to take care of our mental well being, now!

Graphic: Flatten the bigger curve

MentalHappy's vision is to be the leader of preventative care through holistic well-being, starting with a healthy mind.

Thank you so much for watching this video.

Thank you for joining us in this journey.

Graphic: Mental Happy, You can do this! Keep Improving yourself.

Graphic: facebook.com/mentalhappyhumans Instagram: @mentalhappylife Twitter:@MentalHappy

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

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<u>Hitting The Target Goal Early & Oversubscriptions</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
of
MENTALHAPPY INC.
A STOCK CORPORATION

ARTICLE I

The name of the corporation is MentalHappy Inc. (the "Corporation").

ARTICLE II – REGISTERED AGENT

The address of the Corporation's registered office in the state of Delaware is to be located at *16192 Coastal Highway, in the City of Lewes, County of Sussex, Zip Code 19958.* The name of its registered agent at such address is Harvard Business Services.

ARTICLE III – PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV – AUTHORIZED STOCK

1. **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 10,000,000 shares, each with a par value of $0.0001 per share. 8,000,000 shares shall be Common Stock, 2,000,000 shares shall be Preferred Stock.

2. **Preferred Stock.**

(a)   The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such shares and as may be permitted by the Delaware General Corporation Law.

(b)   The Board is also expressly authorized to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series of Preferred Stock, but not below the number of shares of such series of Preferred Stock then outstanding. In case the number of shares of any series of Preferred Stock shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock.

(c)   The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

ARTICLE V – TERMS OF STOCK

1. **Common Stock.** The rights, preferences, and privileges granted to and imposed on the common stock are as follows:

(a)   **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors out of assets or funds of the

Corporation legally available therefor, and shall share equally on a per share basis in all such dividends.

(b) **Liquidation Rights**. Upon the liquidation, dissolution or winding up of the Corporation or the occurrence of a Liquidation Transaction, the assets of the Corporation , either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Common Stock. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights, if any, the assets of the Corporation shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) **Redemption.** The Common Stock is not redeemable.

(d) **Voting Rights.** Each holder of Common Stock shall be entitled to ten (10) votes per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders or shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law of the State of Delaware. Cumulative voting shall be permitted.

(e) **Protective Provision.** The Corporation shall not, by amendment, merger, consolidation or otherwise, without first obtaining the approval (by vote at a stockholders meeting or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Common Stock, amend, alter, repeal or waive Sections 1(a) – (e) of this Article V.

ARTICLE VI– CONDUCT OF CORPORATE AFFAIRS

1. **Stockholder Action by Written Consent**. Until the Final Conversion Date, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Corporation entitled to vote thereon were present and voted. Effective on and after the Final Conversion Date, subject to the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

2. **California General Corporation Law.** To the extent that Sections 502, 503 or 506 of the California General Corporation Law apply to the Corporation, the holders of Preferred Stock expressly waive their rights, if any, as described in Sections 502, 503 and 506 of the California General Corporation Law as they might apply to the Corporation. Notwithstanding the foregoing, the Corporation does not make any admission or concede in any way that such sections of the California General Corporations Law currently or in the future may apply to the Corporation.

ARTICLE VII– BOARD OF DIRECTORS

1. **Role**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors ("Board").

2. **Vote by Ballot**. Elections of directors need not be written by ballot unless a stockholder demands election by written ballot at the meeting and before voting begins or unless otherwise provided in the Bylaws of the Corporation.

3. **Advance Notice of Nominations**. Advance notice of nominations for the election of directors shall be given in the manner and to the extent provided in the Bylaws of the Corporation.

4. **Board Size**. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the total number of authorized directors constituting the Board (the "***Whole Board***") shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Whole Board.

5. **Removal of Directors.** Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

6. **Vacancies.** In the event of a vacancy on the Board of Directors created by the resignation, death or removal of a Director, such vacancy shall be filled exclusively: (i) by the Corporation's Board of Directors, or (ii) by vote or written consent of the holders of a majority of the voting power of the Common Stock, then outstanding.

ARTICLE VIII– AMENDMENT OF BYLAWS

In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE IX – DIRECTOR & OFFICER LIABILITY

1. **Limitation of Liability**. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

2. **Indemnification**. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

3. **Change in Rights.** Neither any amendment nor repeal of this Article IX, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X – CERTIFICATION

The name and mailing address of the incorporator are as follows:

Tamar B. Lucien
1750 N. Congress Ave., #C103
West Palm Beach, FL, 33401

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true.

Executed on 12/21/2015.



/s/ Tamar B. Lucien
Tamar B. Lucien, Incorporator